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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☑
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐
JSC “INTER RAO UES”
(Name of Subject Company)
Joint Stock Company “INTER RAO UES”
(Translation of Subject Company’s Name into English (if applicable))
Russian Federation
(Jurisdiction of Subject Company’s Incorporation or Organization)
JSC “INTER RAO UES”
(Name of Person(s) Furnishing Form)
Ordinary Shares
(Title of Class of Subject Securities)
Not applicable
(CUSIP Number of Class of Securities (if applicable))
Chuchaeva Svetlana Yurievna
12, Krasnopresnenskaya Nab., Entrance 7, Moscow, 123610, Russian Federation
+7 (495) 967 05 27, ext. 2081
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and
Communications on Behalf of Subject Company)
18 January 2011
(Date Tender Offer/Rights Offering Commenced)
* An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C.3507.
SEC2560(12-08) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART I — INFORMATION SENT TO SECURITY HOLDERS
Item 1. Home Jurisdiction Documents
1. English translation of the Notice of Preemptive Right to Purchase Additional Shares of JSC INTER RAO UES.
Item 2. Informational Legends
A legend complying with Rule 801(b) under the Securities Act of 1933, as amended, has been included in the information documents published in the United States or disseminated to U.S. holders.
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
No other materials have been made publicly available or disseminated to shareholders in connection with the pre-emptive offer pursuant to Russian jurisdictional requirements.
PART III — CONSENT TO SERVICE OF PROCESS
The CT Corporation System has been appointed as a process agent and relevant written irrevocable consent and power of attorney has been filed with the Securities and Exchange Commission (the “Commission”) on Form F-X on 19 November 2010. JSC “INTER RAO UES” will promptly communicate any change in the name or address of its agent for service to the Commission by amendment of the Form F-X.
PART IV — SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
/s/ Mr. Oleg Borisovich Oksuzian

Mr. Oleg Borisovich Oksuzian
Member of the Management Board, Director of the Corporate and Property Relations Unit
(acting in accordance with the Power of Attorney No.1DS-070/IRAO, dated 24 December 2010)
17 January 2011

2

PLEASE NOTE: TEXT OF THIS DOCUMENT IN ENGLISH LANGUAGE IS A TRANSLATION PREPARED FOR INFORMATION PURPOSES ONLY. THE TRANSLATION MAY CONTAIN DISCREPANCIES AND OMISSIONS AND DOES NOT REPLACE THE RUSSIAN TEXT OF THE DOCUMENT. IN ANY AND ALL CASES THE TEXT OF THIS DOCUMENT IN RUSSIAN LANGUAGE SHALL PREVAIL.
Not intended for issue, publication or distribution in Australia, Canada or Japan.
This rights offering is made for the securities of a foreign company. The offer is subject to the Russian disclosure requirements that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for U.S. securities holders to enforce their rights and any claim they may have arising under the federal securities laws, since JSC INTER RAO UES is located in the Russian Federation, and some or all of its officers and directors are not resident of the United States. U.S. securities holders may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.
This document is addressed to and intended only for (i) persons outside the UK or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”), or (iii) high net worth entities falling within Article 49(2)(a)-(d) of the Order or other persons to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). Securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. This document and its contents should not be acted upon or relied upon by persons who are not relevant persons.
In any Member State of the European Economic Area which has implemented Directive 2003/71/EC (this Directive together with any applicable measures of its implementation in the Member State in question shall be hereinafter referred to as the Prospectus Directive), this information is addressed to and intended only for the qualified investors within the meaning of the Prospectus Directive.
Securities of JSC INTER RAO UES have not been and will not be registered in accordance with the applicable securities laws of Australia, Canada or Japan and subject to certain exceptions may not be offered or sold in Australia, Canada or Japan or to residents of Australia, Canada or Japan, except in full compliance with applicable laws or implementing regulations.

Notice of Preemptive Right to Purchase Additional Shares of JSC INTER RAO UES
     Open Joint-stock Company INTER RAO UES (hereinafter referred to as the Issuer, JSC INTER RAO UES), OGRN 1022302933630, place of business: Russian Federation, 123610, Moscow, Krasnopresnenskaya naberezhnaya, 12, entrance 7, announces that on 16.11.2010 the Russian Federal Service for Financial Markets registered an additional issue and prospectus of ordinary registered uncertificated shares of JSC INTER RAO UES to be placed by private subscription, state registration number of the additional issue: 1-03-33498-E-002D (hereinafter also referred to as the Shares).
     The total number of the additional Shares is 13,800,000,000,000 (thirteen trillion eight hundred billion), par value of each Share is 0.02809767 rubles.
     JSC INTER RAO UES announces that in accordance with articles 40 and 41 of Federal Law of 26.12.1995 No. 208-FZ on Joint-stock Companies shareholders who voted against or did not take part in voting on the agenda issue “Increase of the Authorized Capital of JSC INTER RAO UES by placement of additional shares” in the Issuers’ Annual General Meeting of Shareholders on 25.06.2010 (Minutes No. 5 dated 25.06.2010) have the preemptive right to purchase the additional Shares placed by JSC INTER RAO UES in a number proportional to the number of ordinary registered uncertificated shares of JSC INTER RAO UES owned by them as of 20.05.2010.
1. Distribution price of additional Shares of JSC INTER RAO UES:
     Distribution price of 1 (one) Share including to persons on the list of persons having the preemptive right to purchase Shares is 5.35 (five point thirty five) kopecks.
     Persons purchasing Shares shall provide in payment of the purchased number of Shares an amount and/or property whose aggregate amount and/or value may not be less than the aggregate value of the Shares to be purchased.
     If persons purchasing Shares provides in payment of the purchased number of Shares money and/or property whose aggregate amount and/or value exceeds the aggregate value of the purchased number of Shares, the difference between the total amount of money and/or value of property provided in payment of Shares and the total value of the purchased Shares shall be reimbursed by the Issuer to the person in question to the extent it is divisible by 0.01 (one hundredth) ruble, while difference not divisible by 0.01 (one hundredth) ruble shall not be reimbursed.
     If non-monetary funds (property) are contributed in payment of Shares, monetary evaluation of such property for the purpose of paying for the placed securities shall be:

•	1.72 (one point seventy two) rubles for 1 (one) ordinary registered uncertificated share of Open Joint-stock Company Federal Hydrogenerating Company (OJSC RusHydro), OGRN: 1042401810494, par value is 1 (one) ruble each, state issue registration number is 1-01-55038-E;
•	0.35 (zero point thirty five) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Federal Grid Company of the United Energy System (OJSC FGC UES), OGRN: 1024701893336, par value is 0.5 (zero point five) ruble each, state issue registration number is 1-01-65018-D;
•	1.12 (one point twelve) ruble for one ordinary registered uncertificated share of Open Joint-stock Company First Generating Company of Wholesale Market of Electric Power (OJSC OGK-1), OGRN: 1057200597960, par value is 0.57478 (zero point fifty seven thousand four hundred seventy eight) ruble each, state issue registration number is 1-02-65107-D;
•	1.53 (one point fifty three) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Second Generating Company of Wholesale Market of Electric Power (OJSC OGK-2), OGRN: 1052600002180, par value is 0.3627 (zero three thousand six hundred twenty seven) ruble each, state issue registration number is 1-02-65105-D;
•	1.87 (one point eighty seven) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Third Generating Company of Wholesale Market of Electric Power (OJSC OGK-3), OGRN: 1040302983093, par value is 1 (one) ruble each, state issue registration number is 1-01-50079-A;
•	2.32 (two point thirty two) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Fourth Generating Company of Wholesale Market of Electric Power (OJSC OGK-4), OGRN: 1058602056985, par value is 0.4 (zero point four) ruble each, state issue registration number is 1-02-65104-D;
•	2.63 (two point sixty three) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Enel OGK-5 (OJSC Enel OGK-5), OGRN: 1046604013257, par value is 1 (one) ruble each, state issue registration number is 1-01-50077-A;
•	1.69 (one point sixty nine) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Sixth Generating Company of Wholesale Market of Electric Power (OJSC OGK-6), OGRN: 1056164020769, par value is 0.48 (zero point forty eight) ruble each, state issue registration number is 1-02-65106-D;
•	2.04 (two point zero four) kopecks for one ordinary registered uncertificated share of Open Joint-stock Company Territorial Generating Company No. 1 (OJSC TGK-1), OGRN: 1057810153400, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-01-03388-D;

•	0.92 (zero point ninety two) kopeck for one ordinary registered uncertificated share of Open Joint-stock Company Territorial Generating Company No. 2 (OJSC TGK-2), OGRN: 1057601091151, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-01-10420-À;
•	0.92 (zero point ninety two) kopeck for one preferential registered uncertificated share of Open Joint-stock Company Territorial Generating Company No. 2 (OJSC TGK-2), OGRN: 1057601091151, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 2-01-10420-À;
•	3.58 (three point fifty eight) rubles for one ordinary registered uncertificated share of Open Joint-stock Company of Power Engineering and Electrification Mosenergo (OJSC Mosenergo), OGRN: 1027700302420, par value is 1 (one) ruble each, state issue registration number is 1-01-00085-À;
•	1.38 (one zero thirty eight) kopecks for one ordinary registered uncertificated share of Open Joint-stock Company Quadra — Generating Company (OJSC Quadra), OGRN: 1056882304489, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-01-43069-A;
•	1.38 (one zero thirty eight) kopecks for one preferential registered uncertificated share of Open Joint-stock Company Quadra — Generating Company (OJSC Quadra), OGRN: 1056882304489, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 2-01-43069-A;
•	1.69 (one point sixty nine) kopecks for one ordinary registered uncertificated share of Open Joint-stock Company Territorial Generating Company No. 6 (OJSC TGK-6), OGRN: 1055230028006, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-01-55091-E;
•	2.47 (two point forty seven) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Volga Territorial Generating Company (OJSC Volga TGK, OJSC TGK-7), OGRN: 1056315070350, par value is 1 (one) ruble each, state issue registration number is 1-01-55113-E;
•	0.48 (zero point forty eight) kopeck for one ordinary registered uncertificated share of Open Joint-stock Company Territorial Generating Company No. 9 (OJSC TGK-9), OGRN: 1045900550024, par value is 0.003 (zero point zero zero three) ruble each, state issue registration number is 1-01-56741-D;
•	44.53 (forty four point fifty three) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Fortum (OJSC Fortum), OGRN: 1058602102437, par value is 1.66 (one point sixty six) ruble each, state issue registration number is 1-01-55090-E;
•	2.01 (two point zero one) kopeck for one ordinary registered uncertificated share of Open Joint-stock Company Territorial Generating Company No. 11 (OJSC TGK-11), OGRN: 1055406226237, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-01-12087-F;

•	0.34 (zero point thirty four) ruble for one ordinary registered uncertificated share of Kuzbass Open Joint-stock Company of Power Engineering and Electrification (OJSC Kuzbassenergo), OGRN: 1024200678260, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-02-00064-A;
•	0.11 (zero point eleven) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Yenisei Territorial Generating Company (TGK-13), (OJSC Yenisei TGK (TGK-13)), OGRN: 1051901068020, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-02-55093-E;
•	0.45 (zero point forty five) kopeck for one ordinary registered uncertificated share of Open Joint-stock Company Territorial Generating Company No. 14 (OJSC TGK-14), OGRN: 1047550031242, par value is 0.001 (zero point zero zero one) ruble each, state issue registration number is 1-01-22451-F;
•	0.42 (zero point forty two) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Power Systems of the East RAO (OJSC RAO Power Systems of the East), OGRN: 1087760000052, par value is 0.5 (zero point five) ruble each, state issue registration number is 1-01-55384-E;
•	0.42 (zero point forty two) ruble for one preferential registered uncertificated share of Open Joint-stock Company Power Systems of the East RAO (OJSC RAO Power Systems of the East), OGRN: 1087760000052, par value is 0.5 (zero point five) ruble each, state issue registration number is 2-01-55384-E;
•	25.33 (twenty five point thirty three) rubles for one ordinary registered uncertificated share of Irkutsk Open Joint-stock Company of Power Engineering and Electrification (OJSC Irkutskenergo), OGRN: 1023801003313, par value is 1 (one) ruble each, state issue registration number is 1-01-00041-A;
•	1,892.53 (one thousand eight hundred ninety two point fifty three) rubles for one ordinary registered uncertificated share of Open Joint-stock Company of Power Engineering and Electrification Novosibirskenergo (OJSC Novosibirskenergo), OGRN: 1025403195674, par value is 10 (ten) rubles each, state issue registration number is 1-04-00105-A;
•	1,892.53 (one thousand eight hundred ninety two point fifty three) rubles for one preferential registered uncertificated share of Open Joint-stock Company of Power Engineering and Electrification Novosibirskenergo (OJSC Novosibirskenergo), OGRN: 1025403195674, par value is 10 (ten) rubles each, state issue registration number is 2-03-00105-A;
•	67.5 (sixty seven point five) rubles for one ordinary registered uncertificated share of Bashkiriya Open Joint-stock Company of Power Engineering and Electrification Bashkirenergo (OJSC Bashkirenergo), OGRN: 1020202769146, par value is 1 (one) ruble each, state issue registration number is 1-01-00012-A;

•	67.5 (sixty seven point five) rubles for one preferential registered uncertificated share of Bashkiriya Open Joint-stock Company of Power Engineering and Electrification Bashkirenergo (OJSC Bashkirenergo), OGRN: 1020202769146, par value is 1 (one) ruble each, state issue registration number is 2-01-00012-A;
•	0.11 (zero point eleven) rubles for one ordinary registered uncertificated share of Open Joint-stock Company of Power Engineering and Electrification Saratovenergo (OJSC Saratovenergo), OGRN: 1026402199636, par value is 0.02 (zero point zero two) ruble each, state issue registration number is 1-02-00132-A;
•	0.11 (zero point eleven) rubles for one preferential registered uncertificated share of Open Joint-stock Company of Power Engineering and Electrification Saratovenergo (OJSC Saratovenergo), OGRN: 1026402199636, par value is 0.02113 (zero point zero two thousand one hundred thirteen) ruble each, state issue registration number is 2-02-00132-E;
•	9.19 (nine point nineteen) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Kuban Generating Company (OJSC Kuban Generating Company), OGRN: 1062309019805, par value is 60 (sixty) rubles each, state issue registration number is 1-01-55221-A;
•	4 480 (four thousand four hundred eighty) rubles for one ordinary registered uncertificated share of Open Joint-stock Company United Energy Sale Company (OJSC United Energy Sale Company), OGRN: 1097746376793, par value is 1,000 (one thousand) rubles each, state issue registration number is 1-01-13736-A;
•	4.37 (four point thirty seven) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Petersburg Energy Sales Company (OJSC Petersburg Energy Sales Company), OGRN: 1057812496818, par value is 0.2 (zero point two) ruble each, state issue registration number is 1-01-55168-E;
•	4.37 (four point thirty seven) rubles for one preferential registered uncertificated share of Open Joint-stock Company Petersburg Energy Sales Company (OJSC Petersburg Energy Sales Company), OGRN: 1057812496818, par value is 0.2 (zero point two) ruble each, state issue registration number is 2-01-55168-E;
•	0.41 (zero point forty one) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Mosenergosbyt (OJSC Mosenergosbyt), OGRN: 1057746557329, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-01-65113-D;
•	0.11 (zero point eleven) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Altayenergosbyt (OJSC Altayenergosbyt), OGRN: 1062224065166, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-01-12302-F;

•	0.17 (zero point seventeen) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Tambov Energy Sale Company (OJSC Tambov Energy Sale Company), OGRN: 1056882285129, par value is 0.02 (zero point zero two) ruble each, state issue registration number is 1-01-65100-D;
•	0.17 (zero point seventeen) ruble for one preferential registered uncertificated share of Open Joint-stock Company Tambov Energy Sale Company (OJSC Tambov Energy Sale Company), OGRN: 1056882285129, par value is 0.02 (zero point zero two) ruble each, state issue registration number is 2-01-65100-D;
•	0.53 (zero point fifty three) ruble for one ordinary registered uncertificated share of Open Joint-stock Company Tomsk Energy Sale Company (OJSC Tomsk Energy Sale Company), OGRN: 1057000128184, par value is 0.0071 (zero point zero zero seventy one) ruble each, state issue registration number is 1-01-50130-A;
•	0.53 (zero point fifty three) ruble for one preferential registered uncertificated share of Open Joint-stock Company Tomsk Energy Sale Company (OJSC Tomsk Energy Sale Company), OGRN: 1057000128184, par value is 0.0071 (zero point zero zero seventy one) ruble each, state issue registration number is 2-01-50130-A;
•	155.68 (one hundred fifty five point sixty eight) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Kuban Energy Sale Company (OJSC Kubanenergosbyt), OGRN: 1062309019794, par value is 0.56 (zero point fifty six) ruble each, state issue registration number is 1-01-55218-E;
•	0.12 (zero point twelve) ruble for one ordinary registered uncertificated share of Open Joint-stock Company TGK-11 Holding (OJSC TGK-11 Holding), OGRN: 1087760000063, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 1-01-55392-E;
•	0.12 (zero point twelve) ruble for one preferential registered uncertificated share of Open Joint-stock Company TGK-11 Holding (OJSC TGK-11 Holding), OGRN: 1087760000063, par value is 0.01 (zero point zero one) ruble each, state issue registration number is 2-01-55392-E;
•	0.00000069 (zero point zero zero zero zero zero zero sixty nine) kopeck for one ordinary registered uncertificated share of Open Joint-stock Company Tomskenergoremont (OJSC Tomskenergoremont), OGRN:1057000128107, par value is 0.0021 (zero point zero zero twenty one) ruble each, state issue registration number is 1-01-55088-E;
•	0.00000069 (zero point zero zero zero zero zero zero sixty nine) kopeck for one preferential registered uncertificated share of Open Joint-stock Company Tomskenergoremont (OJSC Tomskenergoremont), OGRN:1057000128107,

par value is 0.0021 (zero point zero zero twenty one) ruble each, state issue registration number is 2-01-55088-E;
•	6.84 (six point eighty four) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Power Machine — Building Alliance (OJSC EMAlliance), OGRN: 1055014708297, par value is 1 (one) ruble each, state issue registration number is 1-01-10326-A;
•	2,620.26 (two thousand six hundred twenty point twenty six) rubles for one ordinary registered uncertificated share of Open Joint-stock Company Sangtudinskaya GES-1 (OJSC Sangtudinskaya GES-1), place of business: Republic of Tajikistan, 734033, Dushanbe, Shestopalov Street, 2a, par value is 3,042 (three thousand forty two) somonis each;
•	390.99 (three hundred ninety point ninety nine) rubles for one ordinary (simple) registered uncertificated share of Open Joint-stock Company Razdanskaya Power Company (RazTES) (OJSC RazTES), place of business: 378550, Republic of Armenia, Kotayk Marz, Razdan, Gortsaranayin Street, Razdan TES, par value is 10,000 (ten thousand) Armenian drams each;
•	3,353.58 (three thousand three hundred fifty three point fifty eight) rubles for one ordinary registered uncertificated share of Joint-stock Company United Energy System GruzRosenergo (JSC GruzRosenergo UES), place of business: Georgia, 0159, Tbilisi, Marshal Gelovani Street, 2, par value is 10,000 (ten thousand) laris each;
•	3,719,016,094.03 (three billion seven hundred nineteen million sixteen thousand ninety four point zero three) rubles for a share in the Authorized Capital of Limited Liability Company RN-Energo (LLC RN-Energo), OGRN: 1047796118182 equal to 100 percent, par value is 5,010,000 (five million ten thousand) rubles.
The foregoing price of Share distribution is determined in accordance with articles 36 and 77 of Federal Law dated 26.12.1995 No. 208-FZ on Joint-stock Companies by decision of the Board of Directors of JSC INTER RAO UES dated 27.12.2010, minutes dated 28.12.2010 No. 36.
2. Procedure for determination of the number of Shares of JSC INTER RAO UES which may be purchased by any person having the preemptive right:
     The maximum number of shares which may be purchased by a person having the preemptive right to purchase Shares (hereinafter referred to as the Applicant or Applicants) while exercising its preemptive right to purchase such shares of the Issuer is proportional to the number of ordinary registered shares of the Issuer it holds as of 20.05.2010 (the date of making a list of persons entitled to take part in the Annual General Meeting of Shareholders of the Issuer which took place on 25.06.2010, where the decision to increase the Issuer’s Authorized Capital by placing additional shares was made); it shall be determined in accordance with the following formula:
     X = Y × (13 800 000 000 000 / K), where
     X is the maximum number of Shares which may be purchased by a person having the preemptive right to purchase the said shares of the Issuer;
     Y is the number of ordinary registered shares of the Issuer owned by a person having the preemptive right to purchase additional shares as of 20.05.2010 (the date of making a list of persons entitled to take part in the Annual General Meeting of Shareholders of the Issuer where the decision to increase the Authorized Capital of JSC INTER RAO UES by placing additional shares was made);
     13,800,000,000,000 (thirteen trillion eight hundred billion) is the number of Shares placed by the Issuer in accordance with the Decision on the additional issue of securities in the form of Shares;
     K is the number of outstanding registered ordinary uncertificated shares of the Issuer.
     If as a result of determining the number of placed Shares in whose respect a person having the preemptive right to purchase the said shares may exercise the preemptive right, a fractional number is obtained, the person in question may purchase part of the placed Share (fractional share) corresponding to the fractional part of the resulting figure.
     Fractional shares shall vest in shareholders owning them the rights vested by a share of the corresponding category to the extent corresponding to the part of the integral share which it constitutes.
     Fractional shares shall circulate on par with integral shares.
     Titles to fractional shares shall be recorded in the system of register keeping in accounts of registered persons without rounding off.
     When you calculate the number of Shares you intend to purchase, please first read the section “Additional Information for Shareholders of JSC INTER RAO UES” of this Notice.
3. Procedure for submitting applications by persons having the preemptive right to purchase Shares to JSC INTER RAO UES (procedure for exercising the preemptive right of purchasing Shares):
     Distribution of Shares to Applicants shall be effected on the basis of written applications given by the said persons to purchase such shares (hereinafter referred to as the Application or Applications).
     Applicants may in full or in part exercise their preemptive right in respect of a number proportional to the number of ordinary registered shares of the Issuer they own.

     Applicants representing interests of supposed owners of corresponding foreign securities certifying rights in respect of Shares placed in accordance with foreign law (Depositary Receipts) shall be foreign issuers certifying rights in respect of ordinary registered shares of the Issuer (Depositary Bank).
     Applications shall be given by persons having the preemptive right to purchase Shares during the Effective Term of the preemptive right specified below in section 4 of this Notice.
     Applications shall include the following information:
•	full corporate name (full name), place of business, basic state registration number or its analogy of a corporate Applicant (if the Applicant is an individual, specify the full name, registration address at the place of residence and passport data);
•	number of Shares to be purchased by virtue of the preemptive right which shall not exceed the maximum number of specified Shares which the Applicant may purchase calculated in accordance with par. 8.5 of the Decision on additional issue of securities in the form of Shares;
     Applications shall also specify:
•	contact telephone numbers and e-mail address of the Applicant;
•	form of payment for placed Shares (monetary, non-monetary or monetary and non-monetary at the same time), and if Shares are paid with non-monetary funds, specify (i) full corporate name (full name) and (ii) basic state registration number or its analogy of the company from the list adopted by par. 8.6 of the Decision on the additional issue of securities in the form of Shares whose shares (interests in the Authorized Capital) are to be contributed in payment for Shares and (iii) number of the specified shares (par value of the interest in the Authorized Capital) contributed in payment for placed Shares;
•	bank details to which in the events stipulated by law money may be returned (if Shares are paid in Money);
•	number of the Applicant’s account in the register of holders of the Issuer’s registered securities to which purchased Shares are to be recorded by virtue of the preemptive right (or, if Shares are to be recorded in the Applicant’s depo account, depositary details (full corporate name, basic state registration number, state registering agency, date of state registration (entering into the Unified State Register of Legal Entities), the Applicant’s depo account number, number and date of the depositary contract made between the depositary and the Applicant, number and date of the interdepositary contract if any and other details the Issuer needs to record Shares);
•	the Applicant’s tax payer identification number (if any);
•	the Applicant’s place of business.

     The Application shall be signed by the person having the preemptive right to purchase Shares (authorized representative including an original or notarized copy of a Power of Attorney or other document certifying the authority of the Applicant’s representative) and for legal entities have an impression of its seal (if any).
     If the Applicant pays for the Issuer’s Shares with shares of foreign joint-stock companies listed in par. 8.6 of the Decision on additional issue of securities in the form of Shares and specified in sections 1 and 5 of this Notice, the Application shall be given by the Applicant via a professional participant of the stock market holding a broker license, which is duly authorized by the Applicant.
     A document of payment for securities shall be enclosed with the Application.
     The recommended form of the Application is published by JSC INTER RAO UES online at http:// www.interrao.ru.
     The person exercising the preemptive right to purchase shares shall be responsible for correctness of the information set forth in the Application and its conformity to the information contained in the Issuer’s register of shareholders.
     Applicants shall mail their Applications by registered letters to Open Joint-stock Company Registrator R.O.S.T., 107996, Moscow, ul. Stromynka, 18, P.O. box 9 (with the inscription “FOR JSC INTER RAO UES”), or deliver them directly (or via their authorized representatives including an original or notarized copy of a Power of Attorney or other document certifying the authority of the Applicant’s representative) to either of the following addresses any day except Saturday, Sunday and national holidays during the Effective Term of the preemptive right specified below in section 4 of this Notice:
•	Moscow, ul. Stromynka, 18, bld. 13;
•	the Issuer’s place of business.
The Issuer may reject an Application to exercise the preemptive right if:
•	the Application fails to meet the requirements set forth in par 8.5 of the Decision on the additional issue of securities in the form of Shares;
•	the Application does not identify the person on behalf of whom the Application is submitted as a person having the preemptive right to purchase additional ordinary registered uncertificated shares;
•	the Application is not accompanied with a document certifying the payment for Shares by the person having the preemptive right to purchase them;
•	the Application is received by the Issuer upon expiration of the Effective Term of the preemptive right specified below in section 4 of this Notice.
     If the Application is not accepted by the Issuer, the Issuer shall return money and/or property contributed in accordance with documents on payment for Shares enclosed with the Application within 30 (thirty) days upon expiration of the Effective Term of the preemptive right specified below in section 4 of this Notice.
     The Issuer shall give the Issuer’s registrar (Open Joint-stock Company Registrator R.O.S.T., OGRN 1027739216757, Register Keeping License of the Federal Securities Commission No. 10-000-1-00264 dated 03.12.2002) a transfer order, which shall serve as grounds to make an incoming entry in the account of the person exercising the preemptive right or nominee holder whose customer is the person exercising the preemptive right within 5 (five) working days after making payment for the securities or receiving the Application, whichever takes place later, but not later than the Placement Completion Date as it is determined in par. 8.2 of the Decision on the additional issue of securities in the form of Shares (hereinafter referred to as the Placement Completion Date).
4. Deadline for submitting applications for the purchase of Shares to JSC INTER RAO UES (hereinafter referred to in this Notice as the Effective Term of the Preemptive Right):
     The preemptive right to purchase Shares shall have effect during 45 (forty five) days after the date of publishing the notice on the possible exercise of the preemptive right to purchase Shares in the newspaper Izvestia or displaying the notice on the possible exercise of the preemptive right to purchase Shares in the Issuer’s website at www.interrao.ru.
     The Effective Term of the preemptive right shall start on the day following the later of the date of publishing the notice in the newspaper Izvestia or displaying the notice in the Issuer’s website at www.interrao.ru. If the last day of the Effective Term of the preemptive right falls on a weekend and/or national holiday, the Effective Term of the preemptive right shall end on the next working day (art. 193 (Term Expiration on a Non-Working Day) of the Civil Code of the Russian Federation).
5. Procedure of payment for Shares by persons exercising the preemptive right to purchase Shares:
     Payment for the placed Shares by virtue of the preemptive right to purchase such securities shall be made before the Application is given.
     The Applicant may pay for Shares with monetary or non-monetary funds or monetary and non-monetary funds at the same time.
     Shares shall be paid by the Applicant in accordance with par. 8.6 of the Decision on the additional issue of securities in the form of Shares.

     When Shares are paid with money, the Applicant shall transfer funds in rubles of the Russian Federation to the Issuer’s bank account with the following credit organization:
Full corporate name: Open Joint-stock Company Savings Bank of Russia;
Short corporate name: OJSC Savings Bank of Russia;
Place of business: Russia, 117997, Moscow, ul. Vavilova, 19;
Bank details of accounts to which money paid for securities shall be transferred:
Payment account No. 40702810600020106051;
Correspondent account No. 30101810400000000225;
BIC: 044525225;
Bank INN: 7707083893;
Recipient: JSC INTER RAO UES;
INN/KPP of JSC INTER RAO UES: 2320109650/997450001.
     We recommend to specify in the payment purpose: Payment for additional shares of JSC INTER RAO UES for name of the purchaser (INN/OGRN), number: (specify the number of shares).
     Cash payment is not accepted.
     The obligation of payment for Shares is fulfilled after money is transferred to the Issuer’s bank account.
     Shares may only be paid with the following property (non-monetary form of payment):
     With shares of the following joint-stock companies:
1.	Open Joint-stock Company RusHydro (OJSC RusHydro), OGRN: 1042401810494 (pursuant to the decision of the Annual General Meeting of Shareholders of Open Joint-stock Company RusHydro dated 30.06.2010, minutes dated 30.06.2010 No. 5, the full corporate name of the company was changed. The new full corporate name is Open Joint-stock Company Federal Hydrogenerating Company (on the basis of the decision of the Annual General Meeting of Shareholders dated 30.06.2010, minutes dated 30.06.2010 No. 5);
2.	Open Joint-stock Company Federal Grid Company of the United Energy System (OJSC FGC UES), OGRN: 1024701893336;
3.	Open Joint-stock Company First Generating Company of Wholesale Market of Electric Power (OJSC OGK-1), OGRN: 1057200597960;
4.	Open Joint-stock Company Second Generating Company of Wholesale Market of Electric Power (OJSC OGK-2), OGRN: 1052600002180;

5.	Open Joint-stock Company Third Generating Company of Wholesale Market of Electric Power (OJSC OGK-3), OGRN: 1040302983093;
6.	Open Joint-stock Company Fourth Generating Company of Wholesale Market of Electric Power (OJSC OGK-4), OGRN: 1058602056985;
7.	Open Joint-stock Company Enel OGK-5 (OJSC Enel OGK-5), OGRN: 1046604013257;
8.	Open Joint-stock Company Sixth Generating Company of Wholesale Market of Electric Power (OJSC OGK-6), OGRN: 1056164020769;
9.	Open Joint-stock Company Territorial Generating Company No. 1 (OJSC TGK-1), OGRN: 1057810153400;
10.	Open Joint-stock Company Territorial Generating Company No. 2 (OJSC TGK-2), OGRN: 1057601091151;
11.	Open Joint-stock Company of Power Engineering and Electrification Mosenergo (OJSC Mosenergo), OGRN: 1027700302420;
12.	Open Joint-stock Company Quadra — Generating Company (OJSC Quadra), OGRN: 1056882304489;
13.	Open Joint-stock Company Territorial Generating Company No. 6 (OJSC TGK-6), OGRN: 1055230028006;
14.	Open Joint-stock Company Volga Territorial Generating Company (OJSC Volga TGK, OJSC TGK-7), OGRN: 1056315070350;
15.	Open Joint-stock Company Territorial Generating Company No. 9 (OJSC TGK-9), OGRN: 1045900550024;
16.	Open Joint-stock Company Fortum (OJSC Fortum), OGRN: 1058602102437;
17.	Open Joint-stock Company Territorial Generating Company No. 11 (OJSC TGK-11), OGRN: 1055406226237;
18.	Kuzbass Open Joint-stock Company of Power Engineering and Electrification (OJSC Kuzbassenergo), OGRN: 1024200678260;
19.	Open Joint-stock Company Yenisei Territorial Generating Company (TGK-13) (OJSC Yenisei TGK (TGK-13)), OGRN: 1051901068020;
20.	Open Joint-stock Company Territorial Generating Company No. 14 (OJSC TGK-14), OGRN: 1047550031242;
21.	Open Joint-stock Company Power Systems of the East RAO (OJSC RAO Power Systems of the East), OGRN: 1087760000052;
22.	Irkutsk Open Joint-stock Company of Power Engineering and Electrification (OJSC Irkutskenergo), OGRN: 1023801003313;
23.	Open Joint-stock Company of Power Engineering and Electrification Novosibirskenergo (OJSC Novosibirskenergo), OGRN: 1025403195674;

24.	Bashkiriya Open Joint-stock Company of Power Engineering and Electrification Bashkirenergo (OJSC Bashkirenergo), OGRN: 1020202769146;
25.	Open Joint-stock Company of Power Engineering and Electrification Saratovenergo (OJSC Saratovenergo), OGRN: 1026402199636;
26.	Open Joint-stock Company Kuban Generating Company (OJSC Kuban Generating Company), OGRN: 1062309019805;
27.	Open Joint-stock Company United Energy Sale Company (OJSC United Energy Sale Company), OGRN: 1097746376793;
28.	Open Joint-stock Company Petersburg Energy Sales Company (OJSC “Petersburg Energy Sales Company), OGRN: 1057812496818;
29.	Open Joint-stock Company Mosenergosbyt (OJSC Mosenergosbyt), OGRN: 1057746557329;
30.	Open Joint-stock Company Altayenergosbyt (OJSC Altayenergosbyt), OGRN: 1062224065166;
31.	Open Joint-stock Company Tambov Energy Sale Company (OJSC Tambov Energy Sale Company), OGRN: 1056882285129;
32.	Open Joint-stock Company Tomsk Energy Sale Company (OJSC Tomsk Energy Sale Company), OGRN: 1057000128184;
33.	Open Joint-stock Company Kuban Energy Sale Company (OJSC Kubanenergosbyt), OGRN: 1062309019794;
34.	Closed Joint-stock Company Novosibirskenergo (CJSC Novosibirskenergo), OGRN: 1045401912401 (pursuant to the decision of the sole shareholder of Closed Joint-stock Company Novosibirskenergo dated 14.09.2010, decision dated 14.09.2010 No. 2, the corporate name and type of the company were changed. The new full corporate name is Open Joint-stock Company Siberian Energy Company (the new short corporate name is OJSC SIBECO) (pursuant to the decision of the sole shareholder dated 14.09.2010, decision dated 14.09.2010 No. 2);
35.	Open Joint-stock Company TGK-11 Holding (OJSC TGK-11 Holding), OGRN: 1087760000063;
36.	Open Joint-stock Company Tomskenergoremont (OJSC Tomskenergoremont), OGRN:1057000128107;
37.	Open Joint-stock Company Power Machine — Building Alliance (OJSC EMAlliance), OGRN: 1055014708297;
38.	Open Joint-stock Company Design, Research and Scientific Institute Hydroproject named after S.Ya. Zhuk (OJSC Hydroproject Institute), OGRN: 5087746440766;

(the joint-stock companies listed above under numbers 1-38 are hereinafter referred to jointly as the Russian Joint-stock Companies and severally as the Russian Joint-stock Company);
39.	Open Joint-stock Company Sangtudinskaya GES-1 (OJSC Sangtudinskaya GES-1), place of business: Republic of Tajikistan, 734033, Dushanbe, Shestopalov Street, 2a;
40.	Open Joint-stock Company Razdanskaya Power Company (RazTES) (OJSC RazTES), place of business: 378550, Republic of Armenia, Kotayk Marz, Razdan, Gortsaranayin Street, Razdan TES;
41.	Joint-stock Company United Energy System GruzRosenergo (JSC GruzRosenergo UES), place of business: Georgia, 0159, Tbilisi, Marshal Gelovani Street, 2;
42.	Stusara N.V., company registered under laws of the Kingdom of the Netherlands under number 34256034, address: Fred. Roeskestraat 123, 1076EE, Amsterdam, The Netherlands;
43.	RES Holdings B.V., company registered under laws of the Kingdom of the Netherlands under number 34246824, address: Fred. Roeskestraat 123 1hg, 1076EE Amsterdam, The Netherlands

(the joint-stock companies listed above under numbers 39-43 are hereinafter referred to jointly as the Foreign Joint-stock Companies and severally as the Foreign Joint-stock Company);
44.	Interest (interests, parts of interest) in the Authorized Capital of Limited Liability Company RN-Energo (LLC RN-Energo), OGRN: 1047796118182.
     When Shares are paid with non-monetary funds (shares of a Russian Joint-stock Company or a Foreign Joint-stock Company), the Applicant is recommended at least 6 working days before submitting an Application to give the Issuer by e-mail to the address savelev_oy@interrao.ru a notice of its intention to pay placed shares with non-monetary funds so that the Issuer could give a counter order under a depo account to the depositary for recording securities contributed in payment of Shares to the Issuer’s depo account, unless a different procedure is stipulated by relevant applicable laws.
     Such a notice shall include:
•	the title “Notice of intention to pay shares with non-monetary funds”;
•	full name (full corporate name) of the submitting person;
•	place of its residence (place of its business);
•	number of additional Shares to be purchased;
•	for individuals: passport details (date, year and place of birth; series, number and issue date of the passport, passport issuing agency);

•	for legal entities: registration details of the legal entity (for Russian legal entities, also information on the legal entity’s state registration/entry in the Unified State Register of Legal Entities (date, registering agency, number of the certificate in question);
•	full corporate name and OGRN of the Russian Joint-stock Company (or its analogy for the Foreign Joint-stock Company and its place of business) and number of shares of the company in question contributed in payment of the additional shares;
•	expected date of giving the transfer order/depo account order (in the event of recording titles to securities of the said company in the depositary) for making in the register of shareholders/system of depositary registration of shares of the said Joint-stock Company an entry on the transfer of title to securities from the Applicant to the Issuer, which may not be less than 4 working days before giving the Application to the Issuer;
•	contact telephone numbers of the Applicant (if any) including the international code.
     The Issuer shall take all requisite measures to get payment for the placed securities from the Applicant including, if necessary, opening an account in the system of register keeping of the relevant Russian Joint-stock Company or Foreign Joint-stock Company or give a depo account order to the depositary in which the Issuer’s depo account is opened.
     The date of payment for Shares shall be the date of recording the shares of the Russian Joint-stock Company contributed in payment for the placed Shares in the Issuer’s account/depo account and/or the date of recording the shares of the Foreign Joint-stock Company contributed in payment for the placed Shares to the Issuer’s depo account or another date of transfer from the Applicant to the Issuer of the title to the shares of the Foreign Joint-stock Company in accordance with the applicable foreign laws.
     If placed Shares are paid with non-monetary funds, interest (part of interest) in the Authorized Capital of Limited Liability Company RN-Energo, OGRN: 1047796118182, please agree with the Issuer’s representatives the time of the notarial certification of the transaction of alienating the said interest (part of interest) in the Authorized Capital of the Limited Liability Company in the Issuer’s favor (in payment for the Shares to be purchased). The Issuer is recommended at least 6 working days before giving the Application to give the Issuer by e-mail to the address savelev_oy@interrao.ru a notice of its intention to pay for the placed shares with non-monetary funds so that the Issuer would prepare requisite documents for notarial certification and making of the transaction of transferring the interest in the Authorized Capital of the Limited Liability Company.
     Such a notice shall include:
•	the title “Notice of intention to pay shares with non-monetary funds”;

•	full name (full corporate name) of the submitting person;
•	place of its residence (place of its business);
•	number of additional Shares to be purchased;
•	for individuals: passport details (date, year and place of birth; series, number and issue date of the passport, passport issuing agency);
•	for legal entities: registration details of the legal entity (for Russian legal entities, also information on the legal entity’s state registration/entry in the Unified State Register of Legal Entities (date, registering agency, number of the certificate in question);
•	announcement that the placed securities will be paid with an interest (part of interest in the Authorized Capital of Limited Liability Company RN-Energo, OGRN: 1047796118182;
•	expected date of signing and notarial certification of the transaction of alienating an interest (part of interest) in the Authorized Capital of Limited Liability Company RN-Energo.
     The transaction of alienating an interest (part of interest) in the Company’s Authorized Capital shall be certified by Notary Aleksandr Vyacheslavovich Fedorchenko, address: Moscow, ul. B. Dmitrovka, 32, bld. 4, tel. +7 (495) 650-32-08, 739-09-82, Monday to Friday, from 11:00 to 17:00, or another notary agreed between the Parties. The Issuer shall take all requisite measures to obtain payment for the placed securities from the Applicant including the attendance of the person authorized on the Issuer’s behalf to make the contract of alienating an interest (part of interest) in the Authorized Capital of the said Limited Liability Company.
     The date of paying for Shares shall be the date of the notarial certification of the transaction of alienating an interest or part of interest in the Authorized Capital of Limited Liability Company RN-Energo.
     Shares of Russian Joint-stock Companies and shares of Foreign Joint-stock Companies contributed in payment for Shares by virtue of the preemptive right shall be recorded in accordance with the following details:
     Shares of Russian Joint-stock Companies shall be recorded in the Issuer’s depo account in accordance with the following details:

Full corporate name of the depositary	Limited Liability Company Depositary and Corporate Technologies

Short corporate name of the depositary	LLC DKT

Place of business	119607, Moscow, ul. Ramenki, 7, bld. 1

Basic state registration number (OGRN):	1057746181272

State registering agency, state registration date	Interdistrict Inspection No. 46 for the City of Moscow, Federal Tax Service, 08 February, 2005

Mail address	107014, Moscow, ul. Stromynka, 4, bld. 1

Contact telephone	+7 (495) 641-30-31

Number of the depositary license of a professional stock market participant	177-11151-000100

License issue date	03.04.2008

License issuing authority	FSFM of Russia

License term of effect	Without limitation

Depositary contract	Dated 19.02.2008 No. 108/DKT-DU

Owner’s depo account	No. B00000135
or to other details announced by the Issuer in the following time after the Issuer’s authorized governing body takes the decision to record shares of Russian Joint-stock Companies to the details in question:
•	in a newsline of one of the Authorized News Agencies: within 1 (one) day;

•	at the Issuer’s webpage www.interrao.ru: within 2 (two) days.
     Shares of Foreign Joint-stock Companies shall be recorded in the Issuer’s depo account to the following details:

Full corporate name of the depositary	OPEN JOINT-STOCK COMPANY EUROFINANCES INVESTMENT COMPANY

Short corporate name of the depositary	OJSC EUROFINANCES IC

Place of business	119049, Russian Federation, Moscow, ul. Shabolovka, 10, bld. 2

Basic state registration number (OGRN):	1027739083570

Agency making the depositary entry in the Unified State Register of Legal Entities and entry date	Interdistrict Inspection No. 39 for the City of Moscow, Ministry of tax and charges of the Russian Federation, 19 August, 2002

Mail address	119049, Russian Federation, Moscow, ul. Shabolovka, 10, bld. 2

Contact telephone	+7 (495) 545-35-35

Number of the depositary license of a professional stock market participant	177-06285-00100

License issue date	12.09.2003

License issuing authority	FSFM of Russia

License term of effect	Without limitation

Depositary contract	636-D/10 of 15.09.2010

Owner’s depo account	001774II01
or in the Issuer’s depo account to the following details:

Full corporate name of the depositary	Limited Liability Company Depositary and Corporate Technologies

Short corporate name of the depositary	LLC DKT

Place of business	119607, Moscow, ul. Ramenki, 7, bld. 1

Basic state registration number (OGRN):	1057746181272

State registering agency, state registration date	Interdistrict Inspection No. 46 for the City of Moscow, Federal Tax Service, 08 February, 2005

Mail address	107014, Moscow, ul. Stromynka, 4, bld. 1

Contact telephone	+7 (495) 641-30-31

Number of the depositary license of a professional stock market participant	177-11151-000100

License issue date	03.04.2008

License issuing authority	FSFM of Russia

License term of effect	Without limitation

Depositary contract	Dated 19.02.2008 No. 108/DKT-DU

Owner’s depo account	No. B00000135
or to other details announced by the Issuer in the following time after the Issuer’s authorized governing body takes the decision to record shares of Foreign Joint-stock Companies to the details in question:
•	in a newsline of one of the Authorized News Agencies: within 1 (one) day;

•	at the Issuer’s webpage www.interrao.ru: within 2 (two) days.
     Shares shall be recorded in Applicants’ accounts (depo accounts) in the Issuer’s system of keeping the register of shareholders/the Issuer’s system of depositary registration of nominee shareholders only after the full payment of Shares not later than the Placement Completion Date.
     If the Application of a person having the preemptive right to purchase Shares specifies a lower number of Shares to be purchased than the number of Shares paid in accordance with the document of payment for the Shares placed enclosed with the Application, the Application shall be accepted by the Issuer in respect of the number of Shares specified in the Application. The Issuer shall return to the shareholder the money and/or property exceeding the value of the placed securities whose number is specified in the Application within 30 (thirty) days after the expiration of the Effective Term of the preemptive right specified above in section 4 of this Notice.
     If the Application of a person having the preemptive right to purchase Shares specifies a higher number of Shares to be purchased than the number of Shares paid in accordance with the document of payment for the placed Shares enclosed with the Application, it shall be considered that the Applicant in question has exercised its preemptive right or purchasing Shares in respect of an integral number of Shares which have been paid.
     If the number of Shares specified in the Application exceeds the number of Shares which the Applicant is entitled to purchase, the Application subject to all other provisions will be accepted to the maximum number of paid Shares the Applicant is entitled to purchase considering the number of shares it owns in accordance with the applicable Decision on the additional issue of securities in the form of Shares by means of calculating the maximum number of additional Shares which the person may purchase by virtue of its preemptive right.
B.Yu. Kovalchuk
Chairman of the Management Board
JSC INTER RAO UES

Additional Information for Shareholders of JSC INTER RAO UES
     Please note that laws allow you to purchase fractional shares in the process of exercising the preemptive right, however, a fractional share as a rule has no significant impact on the number of votes you have in the General Meeting of Shareholders and does not significantly increase the amount of dividends due to you (if dividends are payable to Shareholders), however, the sale of a fractional share may take additional costs or efforts which are usually not compensated by advantages of owning a fractional share. In this connection, the purchase of an integral number of shares may be more preferable to you.
     Please note that in accordance with par. 5 of art. 44 of the Federal Law on Joint-stock Companies, persons registered in the Register of Shareholders of JSC INTER RAO UES shall duly inform the holder of the Register of Shareholders of JSC INTER RAO UES of changes in its details (name, passport details, year or date of birth, place of residence (registration), specimen of signature of the owner of securities and other details specified in par. 3.4.1. of the Statute of Keeping Registers of Owners of Registered Securities (adopted by Decision of the Federal Securities Commission of the Russian Federation of 02.10.1997 No. 27).
     If changes take place in details of s Shareholder, the Register does not have a questionnaire of the registered person or the Registrar does not have the package of documents of the legal entity, the Shareholder shall give Open Joint-stock Company Registrator R.O.S.T. information on changes in its details and/or missing documents in accordance with the applicable laws.
     If registered persons do not provide information on changes in their details and/or requisite documents, making of entries in purchasers’ accounts may be impossible; in this event JSC INTER RAO UES and the Registrar of JSC INTER RAO UES (OJSC Registrator R.O.S.T.) shall not be liable for eventual losses.
     The text of the registered Decision on the additional issue of securities and the Prospectus of securities are available at the Issuer’s website http://www.interrao.ru/. You may read them or get their copies at a price not exceeding the cost of their production within 7 (seven) days after the date of making the relevant request at: 123610, Moscow, Krasnopresnenskaya naberezhnaya, 12, entrance 7 (the office of the sole executive body of JSC INTER RAO UES) on working days from 10 to 16 hours Moscow time.
     If shareholders of the Issuer have questions on the procedure of exercising the preemptive right to purchase Shares, they may contact the Division for Relationships with Shareholders of JSC INTER RAO UES, tel. (495) 967-05-27, (495) 710-89-83, or e-mail bocharov_oi@interrao.ru.